Exhibit 99.1

JABBER.COM, INC.

2000 STOCK OPTION PLAN

as approved by stockholders on June 15, 2000

1.	Establishment and Purpose.

1.1	Establishment. Jabber.com, Inc., a Delaware Corporation (“Company”), establishes a stock option plan for employees and others providing services to the Company called the “2000 STOCK OPTION PLAN” (“Plan”). The Plan permits the granting of Nonstatutory Stock Options and Incentive Stock Options.

1.2	Purpose. The purposes of the Plan are to enhance stockholder investment by attracting, retaining, and motivating employees and consultants of the Company and to encourage stock ownership by such employees and consultants by providing them with a means to acquire a proprietary interest in the Company’s success.

2.	Definitions. Unless the context clearly requires otherwise, when capitalized, the following terms have the meanings set forth below.

2.1	“Board” means the Board of Directors of the Company.

2.2	“Code” means the Internal Revenue Code of 1986, as amended.

2.3	“Committee” means the Committee, as specified in Section 6, appointed by the Board to administer the Plan, or the Board if no Committee is appointed.

2.4	“Company” means Jabber.com, Inc., a Delaware corporation (including any and all subsidiaries).

2.5	“Consultant” means any person or entity, including an officer or director of the Company, who provides consulting, director or advisory services (other than as an Employee) to the Company.

2.6	“Date of Exercise” means the date the Company receives notice by an Optionee of the exercise of an Option under Section 10.1 of the Plan. The notice indicates the number of shares of Stock that Optionee intends to exercise an Option.

2.7	“Employee” means any person, including an officer or director of the Company, who is employed by the Company, a Parent Corporation or a Subsidiary Corporation.

2.8	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.9	“Exercise Price” means the amount for which one share of Stock may be purchased upon exercise of an Option, as specified in the applicable Option Agreement.

2.10	“Fair Market Value” means the price per share of Stock determined by any means deemed fair and reasonable by the Committee. The Committee’s determination is final and binding on all parties.

2.11	“Incentive Stock Option” means an Option granted under the Plan which is designated as an Incentive Stock Option and is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

2.12	“Nonstatutory Option” means an Option granted under the Plan that is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code. Except as otherwise specified, Nonstatutory Options may be granted at the times and subject to the restrictions as the Board determines without conforming to the statutory rules of Section 422 of the Code applicable to incentive stock options.

2.13	“Option” means the right, granted under the Plan, to purchase Stock of the Company at the Exercise Price for a specified period of time. For purposes of the Plan, an Option may be either an Incentive Stock Option or a Nonstatutory Option.

2.14	“Optionee” means a person to whom an Option has been granted under the Plan.

2.15	“Parent Corporation” has the meaning set forth in Section 424(e) of the Code with the Company being treated as the employer corporation for purposes of this definition.

2.16	“Subsidiary Corporation” has the meaning set forth in Section 424(f) of the Code with the Company being treated as the employer corporation for purposes of this definition.

2.17	“Significant Stockholder” means an individual who, within the meaning of Section 422(b)(6)of the Code, owns Stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or of any Parent Corporation or Subsidiary Corporation of the Company. In determining whether an individual is a Significant Stockholder, an individual shall be treated as owning Stock owned by certain relatives of the individual and certain Stock owned by corporations in which the individual is a stockholder, partnerships in which the individual is a partner, and estates or trusts of which the individual is a beneficiary, all as provided in Section 424(d) of the Code.

2.18	“Stock” means the common stock, $.01 per share, of the Company.

3.	Gender and Number. Except when otherwise indicated by the context, any masculine terminology when used in the Plan also includes the feminine gender, and the definition of any term in the singular also includes the plural.

4.	Severability. Wherever possible each provision of the Plan is to be interpreted to be effective and valid under applicable law, but if any provision of the Plan is prohibited by or invalid under applicable law, that provision is ineffective only to the extent of the prohibition or invalidity, without invalidating the remainder of the provision or the remaining provisions of the Plan.

5.	Eligibility and Participation.

5.1	Eligibility. All Employees are eligible to participate in the Plan and receive Incentive Stock Options and/or Nonstatutory Options. All Consultants are eligible to participate in the Plan and receive Nonstatutory Options.

5.2	Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all Employees and Consultants those to whom it wishes to grant Options. The Committee determines the nature of and number of shares of Stock subject to each Option.

6.	Administration.

6.1	The Committee. The Committee administers the Plan. If the entire Board of Directors is not serving as the Committee, the Board must select two or more directors to serve as the Committee. The Board may also authorize one or more officers or directors of the Company to administer the Plan, acting as a secondary committee within guidelines established from time to time by the Board. Within the limitations of this Section 6.1, any reference in the Plan to the Committee includes the secondary committee.

6.2	Authority of the Committee. The Committee has full power except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to this Plan, to determine the size and types of Options; to determine the terms and conditions of the Options in a manner consistent with the Plan; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend, or waive rules and regulations for the Plan’s administration; and (subject to the provisions of Section 13) to amend the terms and conditions of any outstanding Option to the extent that the terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee may take any other action necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authorities to the secondary Committee.

6.3	Decisions Binding. All determinations and decisions made by the Committee under the Plan and all related orders or resolutions of the Board of Directors are final, conclusive, and binding on all persons, including the Company, its stockholders, Employees, Consultants, Optionees, and successors.

7.	Stock Subject to the Plan.

7.1	Number. The total number of shares of Stock made available for grant and reserved for issuance under the Plan is 2,000,000 shares. The aggregate number of shares of Stock available under the Plan is subject to adjustment as provided in Section 14.1.

7.2	Lapsed Options. If an Option expires or terminates for any reason without having been exercised in full, the unpurchased shares of Stock become available for other Options under the Plan, unless the Plan has terminated.

8.	Duration of the Plan. Subject to stockholder approval, the Plan is in effect for ten years from the date of its adoption by the Board. Any Options outstanding at the end of this period remain in effect in accordance with their terms. The Plan terminates before the end of this period if all Stock subject to it has been purchased by exercise of Options granted under the Plan.

9.	Terms of Stock Options.

9.1	Grant of Options.

(A)	Committee Discretion. Subject to Section 7.1, Options may be granted to Employees or Consultants at any time and from time to time as determined by the Committee, except that Consultants may receive only Nonstatutory Options. The Committee has complete discretion in determining the recipient of options among the Employees or Consultants, the number of shares of Stock subject to an Option and the number of Options granted to each Optionee. In making these determinations, the Committee may take into account the nature of services rendered by Employees or Consultants, their present and potential contributions to the Company, and any other factors as the Committee in its discretion deems relevant. The Committee also determines whether an Option is to be an Incentive Stock Option or a Nonstatutory Option.

(B)	$100,000 Limit. The Committee may not grant an Optionee Incentive Stock Options exercisable for the first time during any calendar year in excess of $100,000. This limit applies to all plans of the Company under which Incentive Stock Options may be granted, including plans of any Parent Corporations and any Subsidiary Corporations of the Company. The Fair Market Value used for this calculation is the Fair Market Value determined at the date of the grant.

(C)	Authority to Amend. The Committee has the express authority to issue amended Options for shares of Stock subject to an Option previously granted. An amended Option amends the terms of an Option previously granted and supersedes the previous Option.

(D)	Stockholder Approval. No Options granted under the Plan are exercisable before the approval of the Plan by the stockholders of the Company in accordance with the Bylaws of the Company (“Stockholder Approval”). The granting and vesting of an Option under the Plan by the Committee and the exercise of an Option by the Optionee is subject to Stockholder Approval of the Plan before the first anniversary of the effective date of this Plan.

9.2	No Tandem Options. Where an Option granted under the Plan is intended to be an Incentive Stock Option, the Option may not contain terms under which the exercise of the Option would affect the Optionee’s right to exercise another Option, or vice versa, so that the Option intended to be an Incentive Stock Option would be deemed a tandem stock option within the meaning of the regulations under Section 422 of the Code.

9.3	Option Agreement.

(A)	Use of Option Agreement. As determined by the Committee on the date of grant, each Option is evidenced by an Option agreement (the “Option Agreement”) that includes the nontransferability provisions of Section 12.2 and specifies: whether the Option is an Incentive Stock Option or a Nonstatutory Option; the Exercise Price; the duration of the Option; the number of shares of Stock to which the Option applies; any vesting or serial exercise restrictions that the Committee may impose; and any other terms or conditions that the Committee may impose. An Option Agreement may provide that a new Option will be granted automatically to the Optionee when Optionee exercises a prior Option and pays the Exercise Price using Stock under Section 9.7. The Committee may require an Optionee to sign the Option Agreement.

(B)	Incorporation by Reference. All Option Agreements incorporate the provisions of the Plan by reference, with different provisions to apply depending upon whether the Option Agreement applies to an Incentive Stock Option or to a Nonstatutory Option.

9.4	Exercise Price. No Incentive Stock Option granted under the Plan may have an Exercise Price that is less than the Fair Market Value of Stock on the date the Option is granted. Incentive Stock Options granted to Significant Stockholders must have an Exercise Price of not less than 110 percent of the Fair Market Value of Stock on the date of grant. The Exercise Price for Nonstatutory Options may be less than the Fair Market Value of Stock on the date the Option is granted and are not subject to the restrictions applicable to Incentive Stock Options.

9.5	Term of Options. Each Option expires at the time determined by the Committee when the Option is granted, but no Option may be exercised after the tenth anniversary date of its grant. By its terms, an Incentive Stock Option granted to a Significant Stockholder may not be exercised after the fifth anniversary date of its grant.

9.6	Exercise of Options. Options granted under the Plan are exercisable at the times and subject to the restrictions and conditions as the Committee in each instance approves, which need not be the same for all Optionees.

9.7	Payment. Payment for all shares of Stock must be made at the time that an Option, or any part, is exercised, and no shares may be issued until full payment has been made. Payment may be made in cash, cash equivalents, or other form acceptable to the Committee, including without limitation, in Stock having a Fair Market Value at the time of the exercise equal to the Exercise Price, except that in the case of an Incentive Stock Option, the form of payment can not prevent the Option from qualifying for treatment as an “incentive stock option” within the meaning of the Code.

10.	Written Notice, Issuance of Stock Certificates, Stockholder Privileges

10.1	Written Notice. An Optionee wishing to exercise an Option gives written notice to the Chief Executive Officer of the Company, in the form and manner prescribed by the Committee.

10.2	Issuance of Stock Certificates. As soon as practicable after the receipt of written notice and payment, the Company delivers to the Optionee or to a nominee of the Optionee a certificate or certificates for the shares of Stock. The certificate may bear a legend restricting transfer if required under Section 15.

10.3	Rights of a Stockholder. An Optionee or any other person entitled to exercise an Option under the Plan does not have dividend rights, voting rights or other rights or privileges of a stockholder with respect to any Stock covered by an Option until the date of issuance of a stock certificate for the Stock. No adjustment is made for cash dividends or other rights for which the record date is before the issuance date, except as expressly provided in the Plan.

11.	Termination of Employment.

11.1	Death. Unless otherwise determined by the Committee, if an Optionee’s employment in the case of an Employee, or provision of services in the case of a Consultant, terminates by reason of death, the Option may be exercised at any time before the expiration date of the Option or within 12 months after the date of the death, whichever period is the shorter, by the person or persons entitled to do so under the Optionee’s will. If the Optionee fails to make a testamentary disposition of an Option or dies intestate, the Optionee’s legal representative may exercise the Option. Options are exercisable only to the extent that they were exercisable as of the date of death.

11.2	Termination Other Than For Cause Or Due to Death.

(A)	Disability. Unless otherwise determined by the Committee, in the event of an Optionee’s termination of employment in the case of an Employee (except when an Employee becomes a Consultant), or termination of the provision of services in the case of a Consultant, other than by reason of death or for cause (as defined in Section 11.3), the Optionee may exercise the portion of his Option that was exercisable by the Optionee at the date of the termination (the “Termination Date”) at any time within 3 months after the Termination Date. If the termination occurs due to disability, as defined in the Code, Optionee may exercise the portion of any Option as was exercisable by such Optionee on Optionee’s Termination Date within one year after such Termination Date. In any event, the Option cannot be exercised after the expiration of the term of the Option. Options terminate if not exercised within the applicable period.

(B)	Change of Assignment. In the case of an Employee, a change of duties or position within the Company or an assignment of employment in a Subsidiary Corporation or Parent Corporation of the Company, if any, or from a corporation to the Company, is not a termination of employment for purposes of the Plan. The Option Agreements may contain such provisions as the Committee approves with reference to the effect of approved leaves of absence upon termination of employment.

11.3	Termination for Cause.

(A)	Termination of Options. If Company terminates employment in the case of an Employee, or the provision of services in the case of a Consultant, for cause (as defined below), any Option or Options held by the Optionee under the Plan, to the extent not exercised before the termination, terminate immediately.

(B)	Definition of “Cause.” The term “cause” means:

(1)	Optionee’s conviction of a felony which would materially damage the reputation of the Company; or

(2)	material misappropriation by Optionee of the Company’s property or other material acts of dishonesty by Optionee against the Company; or

(3)	Optionee’s gross negligence or willful misconduct in the performance of Optionee’s duties that has a material adverse effect on the Company.

12.	Rights of Optionees.

12.1	Service. Nothing in the Plan interferes with or limits in any way the right of Company to terminate any Employee’s employment, or any Consultant’s services, at any time, nor confers upon any Employee any right to continue in the employ of the Company, or upon any Consultant any right to continue to provide services to the Company.

12.2	Restrictions on Transfer.

(A)	Nontransferable. Except as otherwise provided by this Section 12.2, all Options granted under the Plan are nontransferable by the Optionee, other than by will or the laws of descent and distribution, and are exercisable during the Optionee’s lifetime only by the Optionee.

(B)	Committee Discretion. The Committee may, in its sole discretion and with the consent of the Optionee:

(1)	grant Nonstatutory Options which are transferable within the restrictions of this Section 12.2;

(2)	amend a then-existing Nonstatutory Option to allow for transferability of an Option within the restrictions of this Section 12.2; or

(3)	amend a then-existing Incentive Stock Option (whereby an Option will become a Nonstatutory Option) to allow for transferability of an Option within the restrictions of this Section 12.2 (collectively, the “Transferable Options”).

(C)	Limited Transferability. Subject to the conditions in subsection below, the Committee may, in its sole discretion, authorize all or a portion of the Transferable Options to be on terms that permit transfer of an Option by the initial Optionee of the Option (the “Initial Optionee”) to:

(1)	the spouse, children, step-children, grandchildren, step-grandchildren, siblings or parents of the Initial Optionee (“Immediate Family Members”);

(2)	a trust or trusts for the exclusive benefit of the Immediate Family Members;

(3)	a partnership or other entity in which the Immediate Family Members are the only partners or equity owners; or

(4)	a former spouse of the Initial Optionee under a qualified domestic relations order (collectively, a “Permitted Transferee”).

(D)	Conditions of Transfer. A transfer under Section 12.2(C) is subject to the following conditions:

(1)	there may be no consideration for the transfer;

(2)	the Option Agreement under which the Options are granted, or any amendment thereto, is approved by the Committee, and expressly provides for transferability in a manner consistent with this Section 12.2;

(3)	any Option or portion transferred by an Initial Optionee to a Permitted Transferee may be exercised by the Permitted Transferee only to the same extent as the Initial Optionee would have been entitled to exercise it, and remains subject to all of the terms and conditions that would have applied to the Option under the provisions of the Plan and Option Agreement, if the Initial Optionee had not transferred the Option or portion to the Permitted Transferred;

(4)	subsequent transfers of transferred Options (including sale, assignment, pledge or other transfer) are prohibited except by will or the laws of descent and distribution;

(5)	the Initial Optionee remains subject to applicable withholding taxes upon exercise of options transferred to a Permitted Transferee;

(6)	the Company has no obligation to notify the Permitted Transferee of the expiration or early termination of any Option;

(7)	the Committee may, in its sole discretion, require as a condition to the transfer of an Option, that the Permitted Transferee execute an agreement under which the Permitted Transferee would become a party to the applicable Option Agreement and agree that in the event the Company merges into or consolidates with another entity, the Company sells all or a substantial part of its assets, or the Company’s Stock is subject to a tender or exchange offer, the Permitted Transferee will consent to the transfer or assumption of the Option, or accept a new option in substitution, if the Company requests the Permitted Transferee to do so; and

(8)	the transfer is not effective unless and until the Initial Optionee has furnished the Committee written notice of the transfer, copies of all requested documents evidencing the transfer, and any other agreements as may be required by the Committee.

13.	Amendment, Modification, and Termination of the Plan.

13.1	Amendment, Modification, and Termination of the Plan. The Board may at any time terminate, and from time to time may amend or modify the Plan, except that without stockholder approval, the Board may not:

(a)	increase the total amount of Stock that may be purchased through Options granted under the Plan, except as provided in Section 14.1; or

(b)	change the class of Employees or Consultants eligible to receive Options.

13.2	Options Previously Granted. No amendment, modification, or termination of the Plan shall in any manner adversely affect any outstanding Option under the Plan without the consent of the Optionee holding the Option.

14.	Changes in Capitalization, Dissolution, Liquidation, Reorganization

14.1	Adjustments. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Stock, a declaration of a dividend payable in a form other than Stock in an amount that has a material effect on the value of the Stock, a combination or consolidation of the outstanding Stock (by reclassification or otherwise) into a lesser number of shares of Stock, a recapitalization, a spin-off or a similar occurrence, the Committee may adjust as appropriate, in its sole discretion, one or more of:

(a)	the number of shares of Stock available for future grants under Section 7;

(b)	the number of shares of Stock covered by each outstanding Option; or

(c)	the Exercise Price under each outstanding Option.

14.2	Optionee Rights. Except as provided in this Section 14, an Optionee shall have no rights by reason of any issue by the Company of any class of capital stock or securities convertible into capital stock of any class, any subdivision or consolidation of shares of capital stock of any class, the payment of any capital stock dividend or any other increase or decrease in the number of shares of capital stock of any class.

14.3	Dissolution or Liquidation. To the extent not previously exercised, Options terminate immediately before the dissolution or liquidation of the Company.

14.4	Merger, Exchange or Reorganization. In the event that the Company is a party to a merger, exchange or reorganization, outstanding Options are subject to the agreement of merger, exchange or reorganization. The agreement must provide for:

(a)	the continuation of the outstanding Options by the Company, if the Company is a surviving corporation;

(b)	the assumption of the outstanding Options by the surviving corporation or its parent or subsidiary;

(c)	the substitution by the surviving corporation or its parent or subsidiary of its own options for the outstanding Options;

(d)	full exercisability or vesting and accelerated expiration of the outstanding Options; or

(e)	settlement of the full value of the outstanding Options in cash or cash equivalents followed by cancellation of the Options.

14.5	Asset Sale. In no event are any Options exercisable during the period immediately following the announcement of the sale and until all revenue resulting from a sale of assets has been distributed to the stockholders. In the event of the sale of all or substantially all of the Company’s assets, at the discretion of the Company, the Options will:

(a)	remain outstanding;

(b)	be substituted for the options of the acquiring corporation or its parent or subsidiary;

(c)	become fully vested immediately prior to the sale and canceled upon closing of the sale; or

(d)	be cancelled in exchange for payment of full value of the outstanding Options with cash or cash equivalents.

15.	Securities Registration. In the event that the Company deems it necessary or desirable to register under the Securities Act of 1933, as amended, or any other applicable statute, any Options or any Stock with respect to which an Option may be or has been granted or exercised, or to qualify any such Options or Stock under the Securities Act of 1933, as amended, or any other statute, then the Optionee must cooperate with the Company and take such action as is necessary to permit registration or qualification of the Options or Stock.

Unless the Company has determined that the following representation is unnecessary, each person exercising an Option under the Plan may be required by the Company, as a condition to the issuance of the shares pursuant to exercise of the Option, to make a representation in writing: (a) that he or she is acquiring such shares for his or her own account for investment and not with a view to, or for sale in connection with, the distribution of any part; and (b) that before any transfer in connection with the resale of the shares, he or she will obtain the written opinion of counsel for the Company, or other counsel acceptable to the Company, that the shares may be transferred. The Company may also require that the certificates representing the shares contain legends reflecting the foregoing. The Company will only require the foregoing investment representation from an Optionee, inscription of a legend on the Optionee’s share certificate and placement of a stop order with the Company’s transfer agent if a registration statement is not in effect with respect to the shares issued under the Plan at the time the Optionee exercises the Option.

16.	Tax Withholding.

16.1	Tax Withholding. Company has the power and the right to deduct or withhold, or require an Optionee to remit to the Company, an amount sufficient to satisfy Federal, state, and local taxes (including the Optionee’s FICA obligation) required by law to be withheld with respect to any grant, exercise, or payment made under or as a result of the Plan. Company is not required to issue any Stock under the Plan until these obligations are satisfied.

16.2	Share Withholding. With respect to withholding required upon the exercise of Options, or upon any other taxable event hereunder, Optionees may elect, subject to the approval of the Committee and compliance with applicable laws and regulation, to satisfy the withholding requirement, in whole or in part, by having the Company withhold shares having a Fair Market Value, on the date the tax is to be determined, equal to the withholding requirement.

17.	Indemnification. To the extent permitted by law, each person who is or will have been a member of the Committee or of the Board is indemnified by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement, with the Company’s approval, or paid by him or her in satisfaction of judgment in any action, suit, or proceeding against him or her, if he or she gives the Company an opportunity, at its own expense, to handle and defend before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification is not exclusive of any other rights of indemnification to which these persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them.

18.	Requirements of Law

18.1	Requirements of Law. The granting of Options and the issuance of shares of Stock upon the exercise of an Option is subject to all applicable laws, rules, and regulations, and to approvals by any governmental agencies or national securities exchanges as may be required.

18.2	Governing Law. To the extent not preempted by federal law, the Plan, and all agreements under the Plan, are governed by the laws of the State of Delaware.

18.3	Compliance with the Code. Incentive Stock Options granted are intended to qualify as “incentive stock options” under Code Section 422. If any provision of the Plan is susceptible to more than one interpretation, the interpretation should be given as is consistent with Incentive Stock Options granted under the Plan being treated as incentive stock options under the Code.

19.	Effective Date of Plan. Subject to stockholder approval of the Plan, the Plan shall be effective as of June 15, 2000, the effective date of its adoption by the Board.

July 1, 2005

WHEREAS, Jabber, Inc. (the “Corporation”) formed the Jabber, Inc. 2000 Stock Option Plan (f/k/a Jabber.com, Inc. 2000 Stock Option Pan) approved by the stockholders’ of the Corporation on June 15, 2000, and amended on July 3, 2001 and April 16, 2002 (the “Plan”);

WHEREAS, the Plan provides for up to 7,500,000 shares of the Corporation’s common stock authorized to be issued pursuant to the exercise of options granted under the Plan;

WHEREAS, the Corporation sold shares of its series E convertible preferred stock on April 8, 2005, pursuant to a stock purchase agreement (the “April 2005 SPA”);

WHEREAS, the April 2005 SPA provides for the increase in the number of shares of the Corporation’s common stock authorized to be issued pursuant to the exercise of options granted under the Plan to 9,115,869;

WHEREAS, on March 24, 2005, the shareholders and the Board of Directors of the Corporation dully adopted resolutions to increase the authorized number of the Corporation’s common stock issuable pursuant to the exercise of options granted under the Plan to 9,115,869;

NOW, THEREFORE, the Plan has been amended to provide for up to 9,115,869 shares of the Corporation’s common stock authorized to be issued pursuant to the exercise of options granted under the Plan.

/s/ Stuart Lucko
Stuart Lucko, Secretary — Jabber, Inc.